Filed Pursuant to Rule 424(b)(3)
Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 38 DATED OCTOBER 16, 2007

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 28 dated July 3, 2007 and supplement no. 37 dated October 3, 2007. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the execution of an agreement to acquire two six-story office buildings containing 269,233 rentable square feet in Sandy, Utah.

Agreement to Purchase the South Towne Corporate Center I and II

We have entered into an agreement to acquire two six-story office buildings containing 269,233 rentable square feet (the “South Towne Corporate Center I and II”). On September 10, 2007, our advisor entered into a purchase and sale agreement with Workers Compensation Fund of Utah. On October 9, 2007, our advisor assigned this purchase and sale agreement to us for no consideration. Pursuant to the purchase and sale agreement, we would be obligated to purchase the property only after satisfactory completion of agreed upon closing conditions. The seller is not affiliated with us or our advisor.

The purchase price of the South Towne Corporate Center I and II is $50.8 million plus closing costs. We intend to fund the purchase of the South Towne Corporate Center I and II with proceeds from a loan from an unaffiliated lender and with proceeds from this offering.

The South Towne Corporate Center I and II is located on an approximate 10.7-acre parcel of land at 150 West and 200 West Civic Center Drive in Sandy, Utah. The South Towne Corporate Center I was completed in 1999 and the South Towne Corporate Center II was completed in 2006. The South Towne Corporate Center I and II is 88% leased by 7 tenants, including Credit Suisse First Boston (54%) and E*Trade Financial Corporation (28%). Credit Suisse First Boston has subleases associated with its space. Credit Suisse First Boston is a leader across the spectrum of investment banking, capital markets and financial services, ranking in the top tier in virtually all major business segments. E*Trade is a New York based financial services company which offers online discount stock brokerage to self-directed investors as well as banking and lending products such as checking and savings accounts, money market accounts, certificates of deposit, credit cards, and mortgages.

The current aggregate annual base rent for the tenants of the South Towne Corporate Center I and II is approximately $4.7 million. As of October 2007, the current weighted-average remaining lease term for the tenants of the South Towne Corporate Center I and II is approximately four years. The Credit Suisse First Boston lease expires in November 2008, and the average annual rental rate for the Credit Suisse First Boston lease over the remaining lease term is $18.33 per square foot. Credit Suisse First Boston has the right, at its option, to extend the lease for two additional five-year periods. The E*Trade lease expires in October 2016, and the average annual rental rate for the E*Trade lease over the remaining lease term is $25.85 per square foot. E*Trade has the right, at its option, to extend the lease for two additional five-year periods.

There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit $500,000 of earnest money.